UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39257

WiMi Hologram Cloud Inc.

(Registrant’s Name)

Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili,

Chaoyang District, Beijing

The People’s Republic of China, 100020

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive and Operations Officer

Date: April 22, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

2